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----------                      UNITED STATES SECURITIES AND EXCHANGE COMMISSION           -------------------------------
  FORM 5                                    WASHINGTON, DC 20549                                     OMB APPROVAL
----------                                                                                 -------------------------------
                               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP          OMB NUMBER:          3235-0362
[X] Check box if no longer                                                                  EXPIRES:      January 31, 2005
    subject to Section 16.      Filed pursuant to Section 16(a) of the Securities           ESTIMATED AVERAGE BURDEN
    Form 4 or Form 5               Exchange Act of 1934, Section 17(a) of the               HOURS PER RESPONSE.........1.0
    obligations may continue.      Public Utility Holding Company Act of 1935              --------------------------------
    See Instruction 1(b).                    or Section 30(f) of the
[ ] Form 3 Holdings Reported              Investment Company Act of 1940
[ ] Form 4 Transactions
    Reported

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
                                                                                                to Issuer (Check all applicable)
  Raye             David              M.          MERCATOR SOFTWARE, INC. (MCTR)
---------------------------------------------  ----------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ---               ---
c/o Mercator Software, Inc.                       Number of Reporting        Month/Year
45 Danbury Road                                   Person, if an entity                           x  Officer           Other
---------------------------------------------     (Voluntary)                12/31/2002         --- (give title   --- (Specify title
                 (Street)                                                 -------------------       below)            below)
                                                                          5. If Amendment,      Sr. VP, Customer Care
  Wilton             CT              06897        --------------------           Date of     --------------------------------------
---------------------------------------------                                   Original     7. Individual or Joint/Group Reporting
  (City)           (State)           (Zip)                                    (Month/Year)      (Check Applicable Line)

                                                                                                 X   Form filed by One Reporting
                                                                                                ---  Person

                                                                                                     Form filed by more than
                                                                                                ---  One Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security  2.Trans-  2A.Deem-  3. Trans-   4. Securities Acquired (A)  5.  Amount of        6. Ownership  7. Nature of
    (Instr. 3)           action     ed Ex-    action      or Disposed of (D)           Securities          Form:         Indirect
                         Date       ecution   Code        (Instr. 3, 4 and 5)          Beneficially        Direct (D)    Beneficial
                                   Date, if  (Instr. 8)                                Owned at End        or            Ownership
                                    any                   -----------------------      of Fiscal Year      Indirect (I)  (Instr. 4)
                        (Month/    (Month/                                             (Instr. 3 and 4)    (Instr. 4)
                         Day/       Day/                         (A) or
                         Year)      Year)               Amount     (D)     Price
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Common Stock                                                                             22,347**              D
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** Includes 3,373 shares acquired under the Issuer's Employee Stock Purchase Plan.

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).                                    SEC 2270 (9-02)

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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative   2. Conver-   3. Trans-  3A. Dee-   4. Transaction  5. Number of      6. Date Exer-        7. Title and
   Security                 sion or      action      med Ex-   Code            Derivative        cisable and          Amount of
   (Instr. 3)               Exercise     Date        ecution   (Instr. 8)      Securities        Expiration           Underlying
                            Price of     (Month/     if any                    Acquired (A)      Date                 Securities
                            Derivative   Day/        (Month/                   or Disposed of    (Month/Day/          (Instr.
                            Security     Year)        Day/                     (D) (Instr. 3,     Year)                3 and 4)
                                                      Year)                    4, and 5)      ----------------  --------------------
                                                                                              Date     Expira-             Amount or
                                                                            ----------------  Exer-    tion                Number of
                                                                              (A)      (D)    cisable  Date      Title      Shares
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Stock Option                $0.165                                                            See Note 5/7/03  Common Stock  36,000
(right to buy)              per share                                                         1
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Stock Option                $6.8516                                                           See Note 2/8/03  Common Stock  30,000
(right to buy)              per share                                                         1
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Stock Option                $19.25                                                            See Note 2/8/03  Common Stock  25,000
(right to buy)              per share                                                         1
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Stock Option                $30.50                                                            See Note 2/8/03  Common Stock  20,000
(right to buy)              per share                                                         1
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Stock Option                $16.50                                                            See Note 2/8/03  Common Stock  10,000
(right to buy)              per share                                                         1
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Stock Option                $5.063                                                            See Note 2/8/03  Common Stock  10,000
(right to buy)              per share                                                         1
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Stock Option                $1.15                                                             See Note 5/7/03  Common Stock  27,500
(right to buy)              per share                                                         1
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Stock Option                $8.89                                                             See Note 2/8/03  Common Stock  24,000
(right to buy)              per share                                                         1
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1. Title of Derivative    8. Price of      9. Number of           10. Ownership of            11. Nature of
   Security                  Derivative       Derivative              Derivative                  Indirect
   (Instr. 3)                Security         Securities              Security:                   Beneficial
                             (Instr. 5)       Beneficially            Direct (D)                  Ownership
                                              Owned at End            or Indirect (I)             (Instr. 4)
                                              of Year                 (Instr. 4)
                                              (Instr. 4)
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Stock Option
(right to buy)                                20,500                     D
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Stock Option
(right to buy)                                19,750                     D
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Stock Option
(right to buy)                                18,750                     D
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Stock Option
(right to buy)                                10,000                     D
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Stock Option
(right to buy)                                 2,500                     D
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Stock Option
(right to buy)                                10,000                     D
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Stock Option
(right to buy)                                13,747                     D
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Stock Option
(right to buy)                                 9,375                     D
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Explanation of Responses:

1. Employee's employment was terminated on 11/8/2002 as part of a reduction in force. The $1.15 per share grant was accelerated by 6,872 shares. All other unvested shares were cancelled on 11/8/2002. Expiration dates on the
   $0.165 and $1.15 grants were extended to 5/7/03. All other vested shares expire on 2/8/03.

                                                                                        /s/ DAVID M. RAYE              1/9/2003
                                                                                       --------------------------  -----------------
                                                                                           **Signature of              Date
                                                                                          Reporting Person
                                                                                           DAVID M. RAYE
**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.                                                   Page 2
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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